SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS (TE 2), LLC
(Name of Issuer)

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS (TE 2), LLC
(Name of Person(s) Filing Statement)

UNITS OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)
Steven L. Suss
Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC
225 High Ridge Road
Stamford, CT  06905
(203) 975-4063

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2533

September 28, 2012
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$2,200,000.00 (a)	Amount of Filing Fee: $252.12

(a)	Calculated as the aggregate maximum repurchase price for Units.

(b)	Calculated at $114.60 per million of Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

As stated in the offering documents of Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC (the "Fund"), the Fund is offering to repurchase units of limited liability company interests in the Fund (a "Unit" or "Units" as the context requires) from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender).  The offer to repurchase Units (the "Offer") will remain open until 12:00 midnight, Eastern Time, on October 26, 2012, unless the Offer is extended.  The net asset value of the Units will be calculated for this purpose on December 31, 2012 or, if the Offer is extended, on the last business day of the month in which the Offer expires (the "Valuation Date").  The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of Units as of December 31, 2012, during the Fund's audit for its fiscal year ending March 31, 2013, which the Fund expects will be completed by the end of May 2013.  This December 31, 2012 net asset value, as reviewed, will be used to determine the final amount paid for tendered Units.

Members may tender all of their Units or a portion of their Units.  Each Member that tenders Units that are accepted for repurchase will be given a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Units tendered (valued in accordance with the Fund's Amended and Restated Limited Liability Company Agreement dated January 1, 2012 (the "LLC Agreement")) determined as of December 31, 2012 (or if the Offer is extended, the net asset value determined on the Valuation Date).  The Note will be held in a special custody account with PFPC Trust Company ("PFPC").

If a Member tenders all of its Units, the Note will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Units tendered by the Member that is accepted for repurchase by the Fund (the "Initial Payment").  The Initial Payment will be paid to the Member's account with Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill"), within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Units tendered by the Member and accepted by the Fund for repurchase, determined as of the Valuation Date, as it may be adjusted based on the annual audit of the Fund's March 31, 2013 financial statements, over (b) the Initial Payment.  The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon pro rata to the Members whose Units have been repurchased.  The Contingent Payment (plus any interest earned) will be paid within ten calendar days after the completion of the Fund's annual audit.  The Contingent Payment will also be deposited into the tendering Member's Merrill account.

A Member that tenders for repurchase only a portion of such Member's Units will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the portion of the Units tendered by the Member that is accepted for repurchase by the Fund.  Payment pursuant to the Note will be made to the Member's Merrill account, within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

A Member that tenders for repurchase only a portion of such Member's Units must tender a minimum of $25,000 and will be required to maintain Units in the Fund with a value equal to $50,000 or more.

The Fund reserves the right to repurchase less than the amount tendered by a Member if the repurchase would cause the value of the Member's Units in the Fund to be less than the required minimum balance or if the total amount tendered by Members is more than $2.2 million.  If the Fund accepts the tender of all of the Member's Units or a portion of such Member's Units for repurchase, the Fund will make payment for Units it repurchases from one or more of the following sources: cash on hand; withdrawals of capital from investment funds in which the Fund has invested; proceeds from the sale of securities and portfolio assets held by the Fund; and/or borrowings.

Following this summary is a formal notice of the Fund's offer to repurchase the Units.  The Offer remains open to Members until 12:00 midnight, Eastern Time, on October 26, 2012, the expected expiration date of the Offer.  Until that time, Members have the right to change their minds and withdraw the tenders of their Units.  Members will also have the right to withdraw tenders of their Units at any time after November 27, 2012, 40 business days from the commencement of the Offer, assuming their Units have not been accepted for repurchase by the Fund on or before that date.

If a Member would like the Fund to repurchase all or a portion of its Units, it should contact its Merrill Financial Advisor ("FA"), who will enter the order and provide the Member with a customized Tender Offer Form for its account.  Included with this Offer material is a sample Tender Offer Form which is for reference only.  The Tender Offer Form generated for a Member's account will need to be signed and returned to the Member's FA.  Upon receiving signed documentation, the Member's FA will submit the form for processing. A Member's FA must submit the form by midnight, Eastern Standard Time, on October 26, 2012.

Of course, the value of Units will change between July 31, 2012 (the last time prior to the date of the Offer as of which net asset value has been calculated) and December 31, 2012, the date as of which the value of Units will be determined for purposes of calculating the repurchase price for Units.  Members may obtain the estimated net asset value of their Units, which the Fund calculates monthly based on the information the Fund receives from the managers of the investment funds in which it invests, by contacting their Merrill Financial Adviser.

Please note that, just as each Member has the right to withdraw the tender of Units, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on October 26, 2012.  Also realize that although the Offer expires on October 26, 2012, a Member that tenders all or a portion of its Units will remain a Member with respect to the Units tendered and accepted for repurchase by the Fund through December 31, 2012, when the net asset value of the Member's Units tendered to the Fund for repurchase is calculated.

ITEM 2.	ISSUER INFORMATION.

(a)           The name of the issuer is Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC.  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 225 High Ridge Road, Stamford, CT 06905 and the telephone number is (866) 637-2587.

(b)           The title of the securities that are the subject of the Offer is units of limited liability company interests or portions thereof in the Fund.  (As used herein, the term "Unit" or "Units," as the context requires, refers to the units of limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the units of limited liability company interests in the Fund or portions thereof that are tendered by Members pursuant to the Offer.)  The underlying capital of the Fund, units of limited liability company interests of Excelsior Multi-Strategy Hedge Fund of Funds Master Fund, LLC (the "Master Fund"), was last valued, as of close of business on July 31, 2012, at approximately $7.2 million.  Subject to the conditions set forth in the Offer, the Fund will repurchase up to $2.2 million of Units that are tendered and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

(c)           Units are not traded in any market, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           The name of the filing person is Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC.  The Fund's principal executive office is located at 225 High Ridge Road, Stamford, CT 06905 and the telephone number is (866) 637-2587.  Bank of America Capital Advisors LLC (the "Adviser") provides various management and administrative services to the Fund pursuant to a management agreement with the Fund.  The principal executive office of Bank of America Capital Advisors LLC is located at 100 Federal Street, Boston, MA 02110, and its telephone number is (866) 637-2587.  The Fund's managers ("Manager(s)" or "Board of Managers" as the context requires) are Alan Brott, John C. Hover III, Victor F. Imbimbo, Jr., Stephen V. Murphy and Thomas G. Yellin.  The Managers' address is c/o Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC, 225 High Ridge Road, Stamford, CT 06905.

ITEM 4.	TERMS OF THIS TENDER OFFER.

(a)           (1)           (i)           Subject to the conditions set forth in the Offer, the Fund will repurchase up to $2.2 million of Units that are tendered by Members and not withdrawn as described in ITEM 1.  The initial expiration date of the Offer is 12:00 midnight, Eastern Time, on October 26, 2012, (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

(ii)           The repurchase price of a Unit tendered to the Fund for repurchase will be its net asset value, determined as of the Valuation Date or, if the Offer is extended, on the last business day of the month in which the Offer expires.

Members may tender all of their Units or a portion of their Units.  Each Member that tenders all of its Units or a portion thereof that is accepted for repurchase will be given a Note within ten calendar days of the acceptance of the Member's Units for repurchase.  The Note will be held for the Members in a special custody account with PFPC.  The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units or portion thereof being repurchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements).  This amount will be the value of the Member's Units (or the portion thereof being repurchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

If a Member tenders all of its Units, the Note will entitle the Member to receive an Initial Payment.  Payment of this amount will be made within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

The Note will also entitle a Member to receive a Contingent Payment equal to the excess, if any, of (a) the net asset value of the Units tendered by the Member and accepted by the Fund for repurchase as of the Valuation Date, as it may be adjusted based on the annual audit of the Fund's March 31, 2013 financial statements, over (b) the Initial Payment.  The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon pro rata to the Members whose Units have been repurchased.  The Contingent Payment (plus any interest earned) will be payable within ten calendar days after the completion of the Fund's next annual audit.  It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2013, the fiscal year end of the Fund.

A Member that tenders for repurchase only a portion of such Member's Units will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the portion of the Units tendered by the Member that is accepted for repurchase by the Fund.  Payment pursuant to the Note will be made to the Member's Merrill account, within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

Although the Fund has retained the option to pay all or a portion of the repurchase price for Units by distributing marketable securities, the repurchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.  In such event, the Fund would make such payment on a pro rata basis so that each Member would receive the same type of consideration.

A Member that tenders only a portion of such Member's Units for repurchase must tender a minimum of $25,000 and will be required to maintain Units in the Fund with a value equal to $50,000 or more.

A copy of: (a) the Cover Letter to the Offer and Letter of Transmittal; (b) the Offer; (c) a sample form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Members from the Fund that will be sent in connection with the Fund's acceptance of tenders of Units for repurchase are attached hereto as Exhibits A, B, C, D and E, respectively.

(iii)           The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, on October 26, 2012.

(iv)           Not applicable.

(v)           The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension.  If the Fund elects to extend the tender period, for the purpose of determining the repurchase price for tendered Units, the estimated net asset value of such Units will be determined at the close of business on the last business day of the month after the month in which the Offer actually expires.  During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to:  (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to repurchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Units for repurchase.  If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

(vi)           A tender of Units may be withdrawn at any time before 12:00 midnight, Eastern Time, on October 26, 2012 and, if the Fund has not accepted such Units for repurchase, at any time after November 27, 2012, 40 business days from the commencement of the Offer.

(vii)           If a Member would like the Fund to repurchase its Units or a portion of its Units, it should contact its FA who will enter the order and provide the Member with a customized Tender Offer Form for its account.  Included with this Offer material is a sample Tender Offer Form which is for reference only.  The Tender Offer Form generated for a Member's account will need to be signed and returned to the Member's FA.  Upon receiving signed documentation, the Member's FA will submit the form for processing. A Member's FA must submit the form by midnight, Eastern Standard Time, on October 26, 2012.

Any Member tendering Units pursuant to the Offer may withdraw its tender as described above in ITEM 4(vi).  A form to use to give notice of withdrawal of a tender is available by calling the Member's Merrill Financial Adviser. To be effective, any notice of withdrawal must be timely received by the Member's Merrill Financial Adviser. The Member's Financial Adviser must call the AI Service Desk at 1-866-MER-ALTS for processing by the Expiration Date.  A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, subsequent to the withdrawal of tendered Units, the Units may be tendered again prior to the Expiration Date by following the procedures described above.

(viii)           For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Units that are tendered when it gives written notice to the tendering Member of its election to repurchase such Member's Units.

(ix)           If more than $2.2 million of Units are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may in its sole discretion: (a) accept additional Units in accordance with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Units that the Fund is offering to repurchase.  The Fund is not required, however, to take either of these actions.  In the event the amount of Units duly tendered exceeds the amount of Units the Fund has offered to repurchase pursuant to the Offer or any amendment thereof (including the amount of Units, if any, the Fund may be willing to repurchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Units duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.  The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

(x)           The repurchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units.  Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification.  However, the Fund believes that this result is unlikely given the nature of the Fund's investment program.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced to the extent that additional subscriptions for Units are made by new and existing Members subsequent to the date of this Offer and thereafter from time to time.

(xi)           Not applicable.

(xii)           The following discussion is a general summary of the federal income tax consequences of the repurchase of Units by the Fund from Members pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Units by the Fund pursuant to the Offer.

In general, a Member from which Units are repurchased by the Fund will be treated as receiving a distribution from the Fund and will generally reduce (but not below zero) its adjusted tax basis in its Units by the amount of cash and the fair market value of property distributed to such Member.  Such Member generally will not recognize income or gain as a result of the repurchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Units.  A Member's basis in such Member's Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the repurchase of such Units.  Cash distributed to a Member in excess of the adjusted tax basis of such Member's Units is taxable as a capital gain or ordinary income, depending on the circumstances.  A Member that has all of its Units repurchased by the Fund for cash may generally recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Units.

As part of the Emergency Economic Stabilization Act of 2008, the Fund is required to report to Members and the Internal Revenue Service the "cost basis" of Units and the character of realized gains and losses attributable to Units acquired by a Member on or after January 1, 2012 ("Covered Units") and subsequently redeemed.  These requirements do not apply to investments through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement plan.  The "cost basis" of a Unit is generally its purchase price adjusted for dividend reinvestments, return of capital, and other corporate actions.  Cost basis is used to determine whether a sale of the Units results in a gain or loss.  If a Member redeems Covered Units during any year, then the Fund will report the cost basis of such Covered Units to the IRS and the Member on Form 1099-B.  The Fund has selected the "average cost" method as its default methodology for calculating cost basis and performing the required reporting and will use this method to report Covered Units repurchases on a Member's Form 1099-B unless otherwise instructed by a Member.  The Fund may permit Members to elect their preferred IRS-accepted cost basis method to calculate the cost basis in Covered Units.  The cost basis method applied may not be changed after the settlement date of a sale of Units.  If a Member wishes to change the default methodology with respect to reporting of cost basis, they should follow the instructions provided in the Fund's subscription documents.  Members are urged to consult their own tax advisors regarding specific questions about application of the cost basis reporting rules and, in particular, which cost basis calculation method to elect.

(a)           (2)           Not applicable.

(b)           Not applicable.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

The Fund's Confidential Memorandum (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will repurchase Units from Members from time to time pursuant to written tender offers.  The Confidential Memorandum also states that the Adviser expects that generally it will recommend to the Board of Managers that the Fund offer to repurchase Units from Members four times each year, effective as of the last day of each calendar quarter.  The Fund previously offered to repurchase Units from Members pursuant to written tender offers effective as of September 30, 2010, December 31, 2010, March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012 and September 30, 2012.  The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between:  (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser or any Manager of the Fund; and (ii) any person, with respect to Units.  However, the LLC Agreement provides that the Fund shall be dissolved if the Units of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all of its Units for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)           The purpose of the Offer is to provide liquidity to Members that hold Units as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

(b)           Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will continue to accept subscriptions for Units as of the first day of each month, but is under no obligation to do so.

(c)           At a meeting held on June 28, 2012, the Board of Managers approved an Agreement and Plan of Merger (the "Merger Plan") pursuant to which the Fund would merge with and into the Master Fund.  This transaction (the "Merger"), if effected, would result in the elimination of the master/feeder fund structure through which the Fund currently pursues its investment objective by investing in the Master Fund.  In connection with the Merger, Members would become members of the Master Fund and, in exchange for their Units of the Fund, would receive units of the Master Fund equal in value to the value of their Fund Units.  Consummation of the Merger is subject to various conditions, including approval of the Merger Plan by Members.  Subject to satisfaction of those conditions, the Merger is expected to occur on or about December 31, 2012, immediately prior to the Fund's purchase of Units tendered in the Offer (the "Closing").  In anticipation of the Merger, the Board of Managers of the Master Fund has approved a new investment advisory agreement (the "New Advisory Agreement") between the Master Fund and the Adviser that would become effective upon the Closing.  The New Advisory Agreement provides for payment of a fee to the Adviser that is computed at an annual rate of 1.50% of the net assets of the Master Fund determined as of the start of business on the first business day of each calendar quarter (after adjustment for any subscriptions effective on that date), which is the same as the aggregate of the annual percentage rates at which the advisory fee of the Master Fund and the management fee of the Fund are currently computed.  The New Advisory Agreement is subject to the approval of members of the Master Fund, including the Fund (which will vote in accordance with the vote of Members on that matter).

It is expected that a meeting of Members will be held before the end of 2012 to vote on proposals to approve the Merger Plan and the New Advisory Agreement.  Materials soliciting the proxies of Members to be voted at the meeting of Members, including a proxy statement containing more detailed information regarding the Merger Plan and the New Advisory Agreement, will be sent to Members in advance of the meeting.

In the event the Closing occurs prior to when full payment is made by the Fund for Units purchased in connection with this Offer, this payment obligation will be assumed and made by the Master Fund rather than by the Fund.

Except as described above, the Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Units; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

Because Units are not traded in any market, Sections (6), (7) and (8) of Regulation M-A §229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           The Fund expects that the repurchase price for Units acquired pursuant to the Offer, which will not exceed $2.2 million (unless the Fund elects to repurchase a greater amount), will be derived from one or more of the following sources:  (i) cash on hand; (ii) the proceeds from the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b) below.  The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b)           Neither the Fund nor the Adviser nor the Board of Managers have determined at this time to borrow funds to repurchase Units tendered in connection with the Offer.  However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the repurchase price for Units, subject to compliance with applicable law.  If the Fund finances any portion of the repurchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account.  The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, withdrawal of its capital from the investment funds in which it has invested, or from proceeds of the sale of securities and portfolio assets held by the Fund.

(d)           Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           Based on July 31, 2012 estimated values of the underlying assets held by the Fund, there are no persons holding Units that may be deemed to control the Fund, may control a person that controls the Fund and/or may be controlled by a person controlling the Fund, hold Units:

(b)           There have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)           (1)           Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Unaudited financial statements for the semi-annual period ended September 30, 2010 previously filed on EDGAR on Form N-CSR on December 9, 2010;

Audited financial statements for the fiscal year ended March 31, 2011 previously filed on EDGAR on Form N-CSR on June 10, 2011;

Unaudited financial statements for the semi-annual period ended September 30, 2011 previously filed on EDGAR on Form N-CSR on December 9, 2011; and

Audited financial statements for the fiscal year ended March 31, 2012 previously filed on EDGAR on Form N-CSR on June 11, 2012.

(2)           The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.  The Fund does not have shares, and consequently does not have earnings per share information.

(3)           Not applicable.

(4)           The Fund does not have shares, and consequently does not have book value per share information.

(b)           The Fund's assets will be reduced by the amount of the tendered Units that are repurchased by the Fund.  Thus, income relative to assets may be affected by the Offer.  The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

(a)           (1)           None.

(2)           None.

(3)           Not applicable.

(4)           Not applicable.

(5)           None.

(b)           None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

A.           Cover Letter to the Offer and Letter of Transmittal.

B.           The Offer.

C.           Form of Letter of Transmittal.

D.           Form of Notice of Withdrawal of Tender.

E.    Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Units.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS (TE 2), LLC

	By:	/s/ Steven L. Suss
Name: Steven L. Suss
Title: Chief Financial Officer

September 28, 2012

EXHIBIT INDEX

EXHIBIT

A          Cover Letter to the Offer and Letter of Transmittal.

B          The Offer.

C          Form of Letter of Transmittal.

D          Form of Notice of Withdrawal of Tender.

E   Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Units.

EXHIBIT A

Cover Letter to the Offer and Letter of Transmittal

Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC
c/o Bank of America Capital Advisors LLC
225 High Ridge Road
Stamford, CT  06905

IF YOU DO NOT WANT TO SELL YOUR UNITS OF LIMITED LIABILITY COMPANY INTERESTS
AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY A NOTIFICATION OF THE FUND'S OFFER.

September 28, 2012

Dear Member:

We are writing to inform you of important dates relating to an offer by Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC (the "Fund") to repurchase units of limited liability company interests in the Fund (a "Unit" or "Units" as the context requires) from investors (the "Offer").

The Offer period will begin at 12:01 a.m., Eastern Time, on September 28, 2012.  The purpose of the Offer is to provide liquidity to members of the Fund holding Units.  Units may be presented to the Fund for repurchase only by tendering them during one of the Fund's announced tender offers.

NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR UNITS AT THIS TIME.  IF YOU DO NOT WISH TO SELL YOUR UNITS, SIMPLY DISREGARD THIS NOTICE.

Should you wish to tender your Units or a portion of your Units for repurchase by the Fund during this Offer period, please contact your Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill") Financial Adviser ("FA") who will enter the order and provide you with a customized Tender Offer Form for your account.  Included with this Offer material is a sample Tender Offer Form which is for reference only.  The Tender Offer Form generated for your account will need to be signed and returned to your FA. Upon receiving signed documentation, your FA will submit the form for processing. Your FA must submit the form by midnight, Eastern Standard Time, on October 26, 2012.

If you have any questions, please refer to the attached Offer document, which contains additional important information about the tender offer or contact your Merrilll Financial Adviser.

Sincerely,

Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC

A-1

EXHIBIT B

The Offer

Clients of Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill") Financial Advisers

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS (TE 2), LLC
225 High Ridge Road
Stamford, CT  06905

OFFER TO REPURCHASE UP TO $2.2 MILLION OF OUTSTANDING
UNITS AT NET ASSET VALUE
DATED SEPTEMBER 28, 2012

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, ON OCTOBER 26, 2012,
UNLESS THE OFFER IS EXTENDED

Dear Member:

Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to repurchase for cash on the terms and conditions set forth in this offer to repurchase and the related Letter of Transmittal (which together constitute the "Offer") up to $2.2 million of Units or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to their net asset value, determined as of December 31, 2012, if the Offer expires on October 26, 2012.  If the Fund elects to extend the tender offer period, for the purpose of determining the repurchase price for tendered Units, the net asset value of such Units will be determined at the close of business on the last business day of the month in which the Offer actually expires.  (As used in this Offer, the term "Unit" or "Units," as the context requires, shall refer to the units of limited liability company interests in the Fund and portions thereof representing beneficial interests in the Fund.)  This Offer, which is being made to all Members, is conditioned on a minimum of $25,000 in Units being tendered by a Member tendering only a portion of its Units for repurchase, and is subject to certain other conditions described below.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Amended and Restated Limited Liability Company Agreement dated January 1, 2012 (the "LLC Agreement").

Members should realize that the value of Units tendered in this Offer will likely change between July 31, 2012 (the last time net asset value was calculated) and December 31, 2012, when the value of Units tendered to the Fund for repurchase will be determined for purposes of calculating the repurchase price of such Units.  Members tendering their Units should also note that they will remain Members with respect to the Units, or portion thereof, tendered and accepted for repurchase by the Fund through December 31, 2012, the valuation date of the Offer when the net asset value of their Units is calculated.  Any tendering Members that wish to obtain the estimated net asset value of their Units should contact their Merrill Financial Adviser.

Members desiring to tender all or any portion of their Units for repurchase in accordance with the terms of the Offer should contact their Merrill Financial Adviser as set forth in Section 4 below.

IMPORTANT

Neither the Fund, nor its Board of Managers nor Bank of America Capital Advisors LLC make any recommendation to any Member as to whether to tender or refrain from tendering Units.  Members must make their own decisions whether to tender Units, and, if they choose to do so, the portion of their Units to tender.

Because each Member's investment decision is a personal one, based on their own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Units pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has neither been approved nor disapproved by the Securities and Exchange Commission (the "SEC").  Neither the SEC nor any state securities commission have passed on the fairness or merits of this transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to your Merrill Financial Advisor.

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	6
2.	Offer to Purchase and Price	7
3.	Amount of Tender	7
4.	Procedure for Tenders	8
5.	Withdrawal Rights	9
6.	Purchases and Payment	9
7.	Certain Conditions of the Offer	11
8.	Certain Information About the Fund	12
9.	Certain Federal Income Tax Consequences	12
10.	Miscellaneous	13

SUMMARY TERM SHEET

●
As stated in the offering documents of Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC (hereinafter "we" or the "Fund"), we will repurchase your units of limited liability company interests in the Fund (a "Unit" or "Units" as the context requires) at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to redeem).  This offer (the "Offer") will remain open until 12:00 midnight, Eastern Time, on October 26, 2012 (such time and date being hereinafter called the "Initial Expiration Date"), or such later date as corresponds to any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."  The net asset value will be calculated for this purpose on December 31, 2012 or, if the Offer is extended, on the last business day of the month in which the Offer actually expires (the "Valuation Date").  The conditions under which we may extend the Offer are discussed in Section 7 below.

●
The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of Units as of December 31, 2012 during the Fund's audit for its fiscal year ending March 31, 2013, which the Fund expects will be completed by the end of May 2013.  This December 31, 2012 net asset value, as reviewed, will be used to determine the final amount paid for tendered Units.

●
You may tender all of your Units or a portion of your Units.  If you tender all or a portion of your Units and we accept those Units for repurchase, we will give you a non-interest bearing, non-transferable promissory note (the "Note") entitling you to an amount equal to the net asset value of the Units tendered (valued in accordance with the Fund's Amended and Restated Limited Liability Company Agreement dated January 1, 2012 (the "LLC Agreement")), determined as of December 31, 2012 (or if the Offer is extended, the net asset value determined on the Valuation Date).

●
If you tender all of your Units, the Note will be held for you in a special custody account with PFPC Trust Company ("PFPC") and will entitle you to an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Units you tendered that is accepted for repurchase by the Fund (the "Initial Payment") which will be paid to your account with Merrill, within approximately 25 business days after the Valuation Date or, if we have requested withdrawals of capital from any investment funds in order to finance the repurchase of Units, ten business days after we have received at least 95% of the aggregate amount withdrawn from such investment funds.

●
The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Units tendered by you and accepted by the Fund for repurchase as of the Valuation Date (as it may be adjusted based on the annual audit of the Fund's March 31, 2013 financial statements) over (b) the Initial Payment.  The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon pro rata to the Members whose Units have been repurchased.  The Contingent Payment (plus any interest earned) will be paid, within ten calendar days after the completion of the Fund's annual audit.  The Contingent Payment will also be paid to your Merrill account.

●
If you tender only a portion of your Units, the Note will entitle you to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the portion of the Units and will be paid to your Merrill account, within approximately 25 business days after the Valuation Date or, if we have requested withdrawals of capital from any investment funds in order to fund the repurchase of Units, within ten business days after we have received at least 95% of the total amount withdrawn from such investment funds.

●
If you tender only a portion of your Units, you are required to tender a minimum of $25,000 and you must maintain Units in the Fund with a value of $50,000 or more.  We reserve the right to repurchase less than the amount you tender if the repurchase would cause your Units to have a value that is less than the required minimum balance or if the total amount tendered by members of the Fund ("Members") is more than $2.2 million.

●
If we accept the tender of all or a portion of your Units, we will pay the proceeds from: cash on hand; withdrawals of capital from the investment funds in which we have invested; the proceeds from the sale of securities and portfolio assets held by the Fund; and/or borrowings.

●
Following this summary is a formal notice of our offer to repurchase your Units.  This Offer remains open to you until 12:00 midnight, Eastern Time, on October 26, 2012, the expected expiration date of the Offer.  Until that time, you have the right to change your mind and withdraw any tender of your Units.  You will also have the right to withdraw the tender of your Units at any time after November 27, 2012, 40 business days from the commencement of the Offer, assuming your Units have not yet been accepted for repurchase by the Fund on or before that date.

●
If you would like us to repurchase all or a portion of your Units, you should contact your Merrill Financial Advisor ("FA") who will enter the order and provide you with a customized Tender Offer Form for your account.  Of course, the value of your Units will change between July 31, 2012 (the last time net asset value was calculated) and December 31, 2012, when the value of your Units will be determined for purposes of calculating the repurchase price to be paid by us for your Units.

●
If you would like to obtain the estimated net asset value of your Units, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact your Merrill Financial Advisor.

●
Please note that, just as you have the right to withdraw the tender of your Units, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on October 26, 2012.  The conditions under which we may cancel, amend, postpone or extend the Offer are discussed in Section 7 below. Also realize that although the Offer expires on October 26, 2012, you will remain a Member with respect to the Units, or portion thereof, you tendered that is accepted for repurchase by the Fund through December 31, 2012, when the net asset value of your Units is calculated.

1.           Background and Purpose of the Offer.   The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum (the "Confidential Memorandum"), and the LLC Agreement.  The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that the board of managers of the Fund (each a "Manager," and collectively, the "Board of Managers") has the discretion to determine whether the Fund will repurchase Units from Members from time to time pursuant to written tender offers.  The Confidential Memorandum also states that the Adviser expects that generally it will recommend to the Board of Managers that the Fund offer to repurchase Units from Members four times each year, effective as of the last day of each calendar quarter.  The Fund previously offered to repurchase Units from Members pursuant to written tender offers effective as of September 30, 2010, December 31, 2010, March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012 and September 30, 2012.  Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Confidential Memorandum, that the Offer is in the best interests of Members in order to provide liquidity for Units as contemplated in the Confidential Memorandum and the LLC Agreement.  The Board of Managers intends to consider the continued desirability of the Fund making an offer to repurchase Units from time to time in the future, but the Fund is not required to make any such offer.

The repurchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units.  Members that retain their Units may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification.  However, the Fund believes that this result is unlikely given the nature of the Fund's investment program.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced to the extent that additional subscriptions for Units are made by new and existing Members subsequent to the date of this Offer and thereafter from time to time.

Units that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Units from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.  The Fund currently expects that it will continue to accept subscriptions for Units as of the first day of each month, but is under no obligation to do so.

2.           Offer to Repurchase and Price.   The Fund will, on the terms and subject to the conditions of the Offer, repurchase up to $2.2 million of those outstanding Units that are properly tendered by Members and not withdrawn (in accordance with Section 5 below) prior to the Expiration Date.  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.  The repurchase price of a Unit tendered will be its net asset value on December 31, 2012 or, if the Offer is extended, on the Valuation Date, payable as set forth in Section 6.  The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

The underlying capital of the Fund, units of limited liability company interests of Excelsior Multi-Strategy Hedge Fund of Funds Master Fund, LLC (the "Master Fund"), was last valued, as of close of business on July 31, 2012, at approximately $7.2 million.  Members may obtain monthly estimated net asset value information, which the Fund calculates based on the information it receives from the managers of the investment funds in which the Fund invests, until the expiration of the Offer, by contacting their Merrill Financial Advisor.

3.           Amount of Tender.  Subject to the limitations set forth below, Members may tender all of their Units or a portion of their Units, as described below.  A Member that tenders for repurchase only a portion of such Member's Units shall be required to maintain Units in the Fund with a value of $50,000 or more.  If a Member tenders an amount that would cause the value of the Member's Units in the Fund to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from such Member so that the required minimum balance is maintained.  The Offer, which is being made to all Members, is conditioned on a minimum amount of $25,000 in Units being tendered by the Member if the Member is tendering only a portion of its Units for repurchase.

If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $2.2 million (or such greater amount as the Fund may elect to repurchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, repurchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.  If more than $2.2 million of Units are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund may in its sole discretion: (a) accept additional Units in accordance with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Units that the Fund is offering to repurchase.  The Fund is not required, however, to take either of these actions.  In the event the amount of Units duly tendered exceeds the amount of Units the Fund has offered to repurchase pursuant to the Offer or any amendment thereof (including the amount of Units, if any, the Fund may be willing to repurchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Units duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.  The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

4.           Procedure for Tenders.   Members wishing to tender Units pursuant to the Offer should contact their Merrill Financial Advisor ("FA") who will enter the order and provide the Member with a customized Tender Offer Form for its account.  Included with this Offer material is a sample Tender Offer Form which is for reference only.  The Tender Offer Form generated for a Member's account will need to be signed and returned to the Member's FA.  Upon receiving signed documentation, the Member's FA will submit the form for processing. A Member's FA must submit the form by the Expiration Date.

The Fund recommends that all signed documents be submitted via certified mail, return receipt requested. Members wishing to confirm receipt of a Letter of Transmittal may contact their Merrill Financial Advisor.  The method of delivery of any documents is at the election and complete risk of the Member tendering Units, including, but not limited to, the failure of Merrill to receive any Letter of Transmittal or other document submitted by facsimile transmission.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Units or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  Neither the Fund nor Merrill nor the Adviser nor the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.           Withdrawal Rights.  Any Member tendering Units pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and, if such Member's Units have not yet been accepted for repurchase by the Fund, at any time after November 27, 2012, 40 business days from the commencement of the Offer.  A form to give notice of withdrawal of a tender is available by calling gyour Merrill Financial Adviser. To be effective, any notice of withdrawal of a tender must be timely received by your Merrill Financial Advisor. Your Merrill Financial Adviser must call the AI Service Desk at 1-866-MER-ALTS for processing by the Expiration Date.  All questions as to the form and validity (including time of receipt) of notices of withdrawal of the tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Units may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

6.           Repurchases and Payment.  For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Units that are tendered as, if and when, it gives written notice to the tendering Member of its election to repurchase such Units.  As stated in Section 2 above, the repurchase price of Units tendered by any Member will be the net asset value thereof determined as of December 31, 2012, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the last business day of the month in which the Offer expires.

Members may tender all of their Units or a portion of their Units.  Each Member that tenders all or a portion of their Units that is accepted for repurchase will be given a Note within ten calendar days of the acceptance of the Member's Units for repurchase.  The Note will be held for the Member in a special custody account with PFPC.  The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units or portion thereof being repurchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements).  This amount will be the value of the Member's Units (or the portion thereof being repurchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

If a Member tenders all of its Units, the Note will entitle the Member to receive an Initial Payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Units that are tendered and accepted for repurchase by the Fund, determined as of the Valuation Date.  Payment of this amount will be made within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

The Note will also entitle a Member to receive a Contingent Payment equal to the excess, if any, of (a) the net asset value of the Units tendered by the Member and accepted by the Fund for repurchase as of the Valuation Date, as it may be adjusted based on the annual audit of the Fund's March 31, 2013 financial statements, over (b) the Initial Payment.  The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon pro rata to the Members whose Units have been repurchased.  The Contingent Payment (plus any interest earned) will be payable within ten calendar days after the completion of the Fund's annual audit.  It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2013, the fiscal year end of the Fund.

A Member that tenders for repurchase only a portion of such Member's Units will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the portion of the Units tendered by the Member that is accepted for repurchase by the Fund.  Payment pursuant to the Note will be made to the Member's Merrill account, within approximately 25 business days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

Although the Fund has retained the option to pay all or a portion of the repurchase price for Units by distributing marketable securities, the repurchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.  In such event, the Fund would make such payment on a pro rata basis so that each Member would receive the same type of consideration.

The Note pursuant to which Members will receive the Initial Payment and Contingent Payment (together, the "Payments") will be held in a special custody account with PFPC for the benefit of Members tendering Units in the Fund.  All payments due pursuant to the Note will also be deposited directly to the tendering Member's Merrill account.

It is expected that cash payments for Units acquired pursuant to the Offer, which will not exceed $2.2 million (unless the Fund elects to repurchase a greater amount), will be derived from: (a) cash on hand; (b) withdrawal of capital from the investment funds in which the Fund invests; (c) the proceeds from the sale of securities and portfolio assets held by the Fund; and/or (d) possibly borrowings, as described below.  The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Notes, as described above.  Neither the Fund nor the Board of Managers nor the Adviser have determined at this time to borrow funds to repurchase Units tendered in connection with the Offer.  However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the repurchase price, subject to compliance with applicable law, through borrowings.  If the Fund finances any portion of the repurchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account.  The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, withdrawal of capital from the investment funds in which it has invested or from the proceeds of the sale of securities and portfolio assets held by the Fund.

7.           Certain Conditions of the Offer.  The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension.  In the event that the Fund so elects to extend the tender period, for the purpose of determining the repurchase price for tendered Units, the net asset value of such Units will be determined as of the close of business on the last business day of the month in which the Offer expires.  During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to:  (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to repurchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units for repurchase.  If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objective and policies in order to repurchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or the State of Connecticut that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Units tendered pursuant to the Offer were repurchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to repurchase Units pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8.           Certain Information About the Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware limited liability company.  The principal office of the Fund is located at 225 High Ridge Road, Stamford, CT 06905 and the telephone number is (866) 637-2587.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

At a meeting held on June 28, 2012, the Board of Managers approved an Agreement and Plan of Merger (the "Merger Plan") pursuant to which the Fund would merge with and into the Master Fund.  This transaction (the "Merger"), if effected, would result in the elimination of the master/feeder fund structure through which the Fund currently pursues its investment objective by investing in the Master Fund.  In connection with the Merger, Members would become members of the Master Fund and, in exchange for their Units of the Fund, would receive units of the Master Fund equal in value to the value of their Fund Units.  Consummation of the Merger is subject to various conditions, including approval of the Merger Plan by Members.  Subject to satisfaction of those conditions, the Merger is expected to occur on or about December 31, 2012, immediately prior to the Fund's purchase of Units tendered in the Offer (the "Closing").  In anticipation of the Merger, the Board of Managers of the Master Fund has approved a new investment advisory agreement (the "New Advisory Agreement") between the Master Fund and the Adviser that would become effective upon the Closing.  The New Advisory Agreement provides for payment of a fee to the Adviser that is computed at an annual rate of 1.50% of the net assets of the Master Fund determined as of the start of business on the first business day of each calendar quarter (after adjustment for any subscriptions effective on that date), which is the same as the aggregate of the annual percentage rates at which the advisory fee of the Master Fund and the management fee of the Fund are currently computed.  The New Advisory Agreement is subject to the approval of members of the Master Fund, including the Fund (which will vote in accordance with the vote of Members on that matter).

It is expected that a meeting of Members will be held before the end of 2012 to vote on proposals to approve the Merger Plan and the New Advisory Agreement.  Materials soliciting the proxies of Members to be voted at the meeting of Members, including a proxy statement containing more detailed information regarding the Merger Plan and the New Advisory Agreement, will be sent to Members in advance of the meeting.

In the event the Closing occurs prior to when full payment is made by the Fund for Units purchased in connection with this Offer, this payment obligation will be assumed and made by the Master Fund rather than by the Fund.

Except as described above, the Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Units; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

There have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, any Manager, or any person controlling the Fund or the Adviser.

Based on July 31, 2012 estimated values of the underlying assets held by the Fund, there are no persons holding Units that may be deemed to control the Fund, may control a person that controls the Fund and/or may be controlled by a person controlling the Fund.

9.           Certain Federal Income Tax Consequences.  The following discussion is a general summary of the federal income tax consequences of the repurchase of Units by the Fund from Members pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Units by the Fund pursuant to the Offer.

In general, a Member from which Units are repurchased by the Fund will be treated as receiving a distribution from the Fund and will generally reduce (but not below zero) its adjusted tax basis in its Units by the amount of cash and the fair market value of property distributed to such Member.  Such Member generally will not recognize income or gain as a result of the repurchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Units.  A Member's basis in such Member's Units will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the repurchase of such Units.  A Member's basis in such Member's Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the repurchase of such Units.  Cash distributed to a Member in excess of the adjusted tax basis of such Member's Units is taxable as capital gain or ordinary income, depending on the circumstances.  A Member that has all of its Units repurchased by the Fund for cash may generally recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Units.

As part of the Emergency Economic Stabilization Act of 2008, the Fund is required to report to Members and the Internal Revenue Service the "cost basis" of Units and the character of realized gains and losses attributable to Units acquired by a Member on or after January 1, 2012 ("Covered Units") and subsequently redeemed.  These requirements do not apply to investments through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement plan.  The "cost basis" of a Unit is generally its purchase price adjusted for dividend reinvestments, return of capital, and other corporate actions.  Cost basis is used to determine whether a sale of the Units results in a gain or loss.  If a Member redeems Covered Units during any year, then the Fund will report the cost basis of such Covered Units to the IRS and the Member on Form 1099-B.  The Fund has selected the "average cost" method as its default methodology for calculating cost basis and performing the required reporting and will use this method to report Covered Units repurchases on a Member's Form 1099-B unless otherwise instructed by a Member.  The Fund may permit Members to elect their preferred IRS-accepted cost basis method to calculate the cost basis in Covered Units.  The cost basis method applied may not be changed after the settlement date of a sale of Units.  If a Member wishes to change the default methodology with respect to reporting of cost basis, they should follow the instructions provided in the Fund's subscription documents.  Members are urged to consult their own tax advisors regarding specific questions about application of the cost basis reporting rules and, in particular, which cost basis calculation method to elect.

10.           Miscellaneous.   The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein.  A free copy of such statement may be obtained from the Fund by contacting the Adviser at the address and telephone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov.  For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.

ANNEX A

Financial Statements

The following financial statements were previously filed with the Securities and Exchange Commission and mailed to Members:

Unaudited financial statements for the semi-annual period ended September 30, 2010 previously filed on EDGAR on Form N-CSR on December 9, 2010;

Audited financial statements for the fiscal year ended March 31, 2011 previously filed on EDGAR on Form N-CSR on June 10, 2011;

Unaudited financial statements for the semi-annual period ended September 30, 2011 previously filed on EDGAR on Form N-CSR on December 9, 2011; and

Audited financial statements for the fiscal year ended March 31, 2012 previously filed on EDGAR on Form N-CSR on June 11, 2012.

EXHIBIT C

PLEASE CONTACT YOUR MERRILL FINANCIAL ADVISOR
TO ENSURE THE PROPER COMPLETION AND SUBMISSION OF THE NECESSARY
DOCUMENTATION

LETTER OF TRANSMITTAL

Regarding
Units
in

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS (TE), LLC

Tendered Pursuant to the Offer
Dated September 28, 2012

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS LETTER OF TRANSMITTAL MUST BE
RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME,
ON OCTOBER 26, 2012, UNLESS THE OFFER IS EXTENDED.

Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC – Sample Letter of Transmittal

Ladies and Gentlemen:

The undersigned hereby tenders to Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the units of limited liability company interests in the Fund (hereinafter the "Unit" or "Units" as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to repurchase, dated September 28, 2012, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").  The tender and this Letter Of Transmittal are subject to all the terms and conditions set forth in the Offer, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by Fund, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the Units or portion thereof tendered hereby pursuant to the Offer.  The undersigned hereby warrants that the undersigned has full authority to sell the Units or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are repurchased by it.  Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to repurchase any of the Units in the Fund or portions thereof tendered hereby.

A promissory note for the repurchase price will be deposited into a special custody account with PFPC Trust Company ("PFPC").  The initial payment of the repurchase price for the Units or portion thereof tendered by the undersigned will be made by transfer of the funds to the undersigned's account at Merrill.

The promissory note will also reflect the contingent payment (the "Contingent Payment") portion of the repurchase price, if any, as described in Section 6 of the Offer.  Any Contingent Payment of cash due pursuant to the Note will also be deposited directly to the undersigned's account with Merrill.  The undersigned recognizes that the amount of the repurchase price for Units will be based on the unaudited net asset value of the Fund, determined as of December 31, 2012, subject to an extension of the Offer as described in Section 7.  The Contingent Payment portion of the repurchase price, if any, will be determined upon completion of the audit of the Fund's financial statements which is anticipated to be completed not later than 60 days after March 31, 2013, the Fund's fiscal year end, and will be paid within ten calendar days thereafter.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in Section 5 of the Offer, this tender is irrevocable.

Members wishing to tender Units pursuant to the Offer should contact their Merrill Financial Advisor ("FA") who will enter the order and provide the Member with a customized Tender Offer Form for its account.  Included with this Offer material is a sample Tender Offer Form which is for reference only.  The Tender Offer Form generated for a Member's account will need to be signed and returned to the Member's FA.  Upon receiving signed documentation, the Member's FA will submit the form for processing. A Member's FA must submit the form by the Expiration Date.

Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC – Sample Letter of Transmittal

Requested Tender or Redemption Order Form

1.	INFORMATION

a.	Investor Information

Investor Name(s):

Account Number:

Distribution Channel:

Phone Number:

E-Mail Address:

Account Registration:

b.	Financial Advisor or Portfolio Manager Information

FA / PM Name:

Production Number / Common Associate ID:

Wire Call / Location:

Phone Number:

E-Mail Address:

2.	REQUESTED TENDER OR REDEMPTION DETAILS

a.	Fund Information

Fund Name:

b.	Order Information

Effective Date:

Full Tender / Redemption:

	Partial Tender / Redemption:	Units:	OR	Dollars:

Additional Information:

Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC – Sample Letter of Transmittal

3.	PAYMENT

a.	Cash Payment

Cash payment due pursuant to this request will be made directly to Merrill Lynch, Pierce, Fenner & Smith, Inc. or U.S. Trust, as indicated above, who will facilitate the distribution of proceeds into the undersigned’s account.

4.	SIGNATURE(S)
The undersigned acknowledges that this request is subject to all of the terms and conditions set forth in the Offer and the Letter of Transmittal and all capitalized terms used herein have the meaning as defined in the Offer. Except as stated in Section 5 of the Offer, this request is irrevocable. The undersigned acknowledges the absolute right of the Fund to reject any and all tenders determined by Fund, in its sole discretion, not to be in the appropriate form.  The undersigned represents that the undersigned is the beneficial owner of the Units in the Fund to which this request relates, or that the person signing this request is an authorized representative of the beneficial owner.

a.	Individual or Joint Investors (Including spouses invested jointly)

Subscriber Name: (Print clearly)

	Subscriber Signature: (If any)	X	Date:

Joint Subscriber Name: (If any, print clearly)

	Joint Subscriber Signature: (If any)	X	Date:

Entity Investors (Including IRAs/IRRAs, trusts, endowments, foundations, corporations and partnerships)
If more than two Authorizing Signatures are required, please attach a separate Authorizing Signature Page. Include Name, Title, Signature and Date.

Entity Name: (Print clearly)

Authorizing Signature Name: (Print clearly)

Authorizing Signature Title: (Print clearly)

	Authorizing Signature: (If any)	X	Date:

Authorizing Signature Name: (If any, print clearly)

Authorizing Signature Title: (If any, print clearly)

	Authorizing Signature: (If any)	X	Date:

Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC – Sample Letter of Transmittal

b.	Financial Advisor or Portfolio Manager

FA/PM Name: (Print clearly)

	FA/PM Signature: (If any)	X	Date:
Investors should retain a copy of this form for their records.

FOR FINANCIAL ADVISORS/PORTFOLIO MANAGERS:

Please verify or complete all of the required fields and update on the document if necessary. To complete this order, you must scan the signed and completed form and upload within the AI Processing Center. Please note that this order is not considered complete until the AI Dashboard shows Document Approved. All documents must be submitted and approved prior to the deadline.

EXHIBIT D

NOTICE OF WITHDRAWAL OF TENDER

Regarding Units in

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS (TE 2), LLC

Tendered Pursuant to the Offer
Dated September 28, 2012

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
RECEIVED BY THE COMPANY BY, 12:00 MIDNIGHT, EASTERN
TIME, ON OCTOBER 26, 2012, UNLESS THE OFFER IS EXTENDED.

Complete this Notice of Withdrawal and Return by Mail or Fax to your Merrill Lynch, Pierce,
Fenner & Smith, Inc. ("Merrill") Financial Adviser.

YOUR MERRILL FINANCIAL ADVISER MUST CONTACT THE AI SERVICE DESK
AT 1-866-MER-ALTS FOR PROCESSING BY THE EXPIRATION DATE.

D-1

Excelsior Multi-Strategy Hedge Fund of Funds (TE), LLC – Sample Letter of Transmittal

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its units of limited liability company interests ("Units") in Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC (the "Fund"), or the tender of a portion of such Units, for repurchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated _____________________.

Such tender was in the amount of:

☐	All Units.

☐	$ Units.

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the Units in the Fund (or portion of such Units) previously tendered will not be repurchased by the Fund upon expiration of the tender offer described above.

Signature(s).

For Individual Investors and Joint Tenants:	For Other Investors:
____________________________________ Signature	____________________________________ Print Name of Investor
____________________________________ Print Name of Investor	____________________________________ Signature
____________________________________ Joint Tenant Signature if necessary	____________________________________ Print Name of Signatory and Title
____________________________________ Print Name of Joint Tenant	____________________________________ Co-signatory if necessary
____________________________________ Print Name and Title of Co-signatory

Date:  ______________________

D-2

EXHIBIT E

Forms of letters from the Fund
to Members in connection with acceptance of offers of tender

[THIS LETTER IS SENT IF THE MEMBER TENDERED ALL OF ITS UNITS IN THE FUND.]

February 6, 2013

Name
Address
Address
City,state,zip

Re:  Account Name

Dear Member:

Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC (the "Fund") has received and accepted for repurchase your tender of your units of limited liability company interests in the Fund ("Unit" or "Units" as the context requires).

Because you have tendered and the Fund has repurchased your entire investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 95% of the repurchase price based on the unaudited net asset value of the Fund, determined as of December 31, 2012, in accordance with the terms of the tender offer.  A cash payment in this amount will be deposited into your account with Bank of America, N.A. or one of its affiliated banks ("Bank of America") on February 6, 2013 or wired to your bank account on that date if you do not have a Bank of America account, unless the valuation date of the Units has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested and has not yet received the proceeds of that withdrawal, in accordance with the terms of the tender offer.

The terms of the Note provide that a contingent payment representing the balance of the repurchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit and is subject to fiscal year-end audit adjustment.  This amount, will be paid within ten calendar days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer and will also be deposited into your Bank of America account or wired to your bank account if you do not have a Bank of America account.  We expect the audit to be completed by the end of May 2013.

Should you have any questions, please feel free to contact the Fund's adviser, Bank of America Capital Advisors LLC at (866) 637-2587.

Sincerely,

Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC

Enclosure

[THIS LETTER IS BEING SENT IF THE MEMBER TENDERED A PORTION OF ITS UNITS IN THE FUND.]

February 6, 2013

Name
Address
Address
City,state,zip

Re:  Account Name

Dear Member:

Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC (the "Fund") has received and accepted for repurchase your tender of a portion of your units of limited liability company interests in the Fund ("Unit" or "Units" as the context requires).

Because you have tendered and the Fund has repurchased a portion of your investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 100% of the repurchase price based on the unaudited net asset value of the Fund, determined as of December 31, 2012, in accordance with the terms of the tender offer.  A cash payment in this amount will be deposited into your account with Bank of America, N.A. or one of its affiliated banks ("Bank of America") on February 6, 2013 or wired to your bank account on that date if you do not have a Bank of America account, unless the valuation date of the Units has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested and has not yet received the proceeds of that withdrawal, in accordance with the terms of the tender offer.

You remain a member of the Fund with respect to the portion of your Units in the Fund that you did not tender.

Should you have any questions, please feel free to contact the Fund's adviser, Bank of America Capital Advisors LLC at (866) 637-2587.

Sincerely,
Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC

Enclosure

[THIS LETTER IS BEING SENT TO THE MEMBER WITH THE INITIAL PAYMENT FOR ALL OF ITS UNITS WHICH WERE REPURCHASED BY THE FUND.]

February 6, 2013

Name
Address
Address
City,state,zip

Re:  Account Name

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our repurchase of your units in Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC (the "Fund").

Because you have tendered and the Fund has repurchased your entire investment you have previously been paid a note entitling you to receive 95% of the repurchase price based on the unaudited net asset value of the Fund, determined as of December 31, 2012, in accordance with the terms of the tender offer.  A cash payment in this amount is being deposited into your account with Bank of America, N.A. or one of its affiliated banks ("Bank of America") on February 6, 2013, if you have a Bank of America account.  If you do not have a Bank of America account, the payment has been wired to your bank account.

The balance of the repurchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit for the year ending March 31, 2013 and is subject to year-end audit adjustment.  This amount will be paid within ten days after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer.  We expect the audit to be completed by the end of May 2013.

Should you have any questions, please feel free to contact the Fund's adviser, Bank of America Capital Advisors LLC at (866) 637-2587.

Sincerely,
Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC

Enclosure

[THIS LETTER IS SENT TO THE MEMBER WITH THE INITIAL PAYMENT FOR THE PORTION OF ITS UNITS WHICH WERE REPURCHASED BY THE FUND.]

February 6, 2013

Name
Address
Address
City,state,zip

Re:  Account Name

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our repurchase of your units in Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC (the "Fund").

Because you have tendered and the Fund has repurchased a portion of your units, you have been paid 100% of the repurchase price based on the estimated unaudited net asset value of the Fund, determined as of December 31, 2012, in accordance with the terms of the tender offer.  A cash payment in this amount is being deposited into your account with Bank of America, N.A. or one of its affiliate banks ("Bank of America") on February 6, 2013, if you have a Bank of America account.  If you do not have a Bank of America account, the payment has been wired to your bank account.

Should you have any questions, please feel free to contact the Fund's adviser, Bank of America Capital Advisors LLC at (866) 637-2587.

Sincerely,
Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC

Enclosure

[THIS LETTER IS SENT TO THE MEMBER WITH THE CONTINGENT PAYMENT FOR THE UNITS REPURCHASED BY THE FUND.]

June 8, 2013

Name
Address
Address
City,state,zip

Re:  Account Name

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our repurchase of your units in Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC (the "Fund").

Pursuant to the terms of the tender offer, the contingent payment is being deposited into your account with Bank of America, N.A. or one of its affiliated banks ("Bank of America") on June 8, 2013, if you have a Bank of America account.  If you do not have a Bank of America account, the payment has been wired to your bank account per your instructions.

Should you have any questions, please feel free to contact the Fund's adviser, Bank of America Capital Advisors LLC at (866) 637-2587.

Sincerely,
Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC

Enclosure